(d)(10)(i)

FIRST AMENDMENT TO SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

T. ROWE PRICE ASSOCIATES, INC.

This First Amendment, effective as of January 1, 2018, amends the Sub-Advisory Agreement (the “Agreement”), dated May 1, 2017, between Voya Investments, LLC (the “Adviser”), an Arizona limited liability company, and T. Rowe Price Associates, Inc., a Maryland corporation (the “Sub-Adviser”).

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of January 1, 2018.

NOW, THEREFORE, the parties agree as follows:

1.              Schedule A of the Agreement is hereby deleted and replaced with the Amended Schedule A attached hereto in order to modify the Annual Sub-Adviser Fee for VY® T. Rowe Price Growth Equity Portfolio.

2.              Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.              In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

VOYA INVESTMENTS, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Terence Baptiste
Name:	Terence Baptiste
Title:	Vice President

AMENDED SCHEDULE A

to

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

T. ROWE PRICE ASSOCIATES, INC.

Portfolios(1), (2)	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio	0.50% on the first $250 million of assets; 0.45% on the next $500 million of assets; and 0.40% on assets over $750 million

VY® T. Rowe Price Growth Equity Portfolio	Assets up to $100 million: 0.500% on the first $50 million of assets; and 0.400% on the next $50 million of assets, up to $100 million

When assets exceed $100 million, the fee
schedule resets as indicated below:
0.400% on the first $250 million of assets;
0.375% on the next $250 million of assets; and
0.350% on the next $500 million of assets, up to
$1 billion

When assets exceed $1 billion, the fee schedule resets as indicated below: 0.300% on all assets

(1)         The fees payable under this Sub-Advisory Agreement are subject to a group fee waiver.  For purposes of this fee waiver, the assets of the Portfolios will be aggregated with those of VY® T. Rowe Price Capital Appreciation Portfolio, VY® T. Rowe Price Equity Income Portfolio, and VY® T. Rowe Price International Stock Portfolio (the “VIT Portfolios”), each a series of Voya Investors Trust that is managed by the Adviser and sub-advised by the Sub-Adviser.  Pursuant to the terms of a letter agreement between the Adviser and Sub-Adviser dated December 5, 2001, as amended, the fee waiver will be calculated based on the aggregate assets of the Portfolios and the VIT Portfolios, as follows, and will be applied to any fees payable by a Portfolio.   Notwithstanding the reference to the fee waiver in this Schedule A, the terms of the letter agreement shall govern the fee waiver.

•                  Aggregate assets between $750 million and $1.5 billion = 5% discount

•                  Aggregate assets between $1.5 billion and $3.0 billion = 7.5% discount

•                  Aggregate assets greater than $3.0 billion = 10% discount

(2)         The Sub-Adviser fees for VY® T. Rowe Price Diversified Mid Cap Growth Portfolio and VY® T. Rowe Price Growth Equity Portfolio will be calculated on a monthly basis based on the average daily net assets for the month.  The transitional credit for VY® T. Rowe Price Growth Equity Portfolio will be calculated on a monthly basis based on the net assets on each day that the day’s net assets fall within the transitional credit range on that day.

With respect to VY® T. Rowe Price Growth Equity Portfolio:

For VY® T. Rowe Price Growth Equity Portfolio (the “Growth Equity Portfolio”), the Sub-Adviser will provide the Adviser a transitional credit to eliminate any discontinuity between the higher fee schedule in place when assets are between $100 million and $1 billion and the lower flat fee once assets reach $1 billion.  The credit will apply at asset levels between approximately $803.6 million and $1 billion.  If assets are between $803.6 million and $1 billion, the Adviser will receive a transitional credit (as calculated below) to reduce the fee payable by the Adviser to the Sub-Adviser to take into account what the Adviser would be charged if the Growth Equity Portfolio held $1 billion in assets and was eligible for the next lower flat rate tier of 0.300%.

The credit is determined by prorating the difference between the fee schedule in place when assets are between $100 million and $1 billion and the flat 0.300% fee schedule when assets reach $1 billion by multiplying the difference between the current portfolio size for billing purposes and a $803.6 million(3) threshold, divided by the difference between $1 billion and a $803.6 million threshold.  The credit would approach a maximum of $687,500 annually as the Growth Equity Portfolio’s assets get closer to $1 billion and fall to $0 as the Growth Equity Portfolio’s assets approach $803.6 million or exceed $1 billion.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $803,571,429	X $687,500
$196,428,571

(3)         The $803.6 million threshold is calculated by the Sub-Adviser.